EXHIBIT (a)(5)

                         Equity Resource Lexington Fund
                                44 Brattle Street
                               Cambridge, MA 02138


                                 April 26, 2002

                       Revised Offer To Purchase Units in
                    Winthrop Partners 79 Limited Partnership
                                for $410 Per Unit


Dear Limited Partner:

Equity Resource Lexington Fund Limited Partnership(the "Lexington Fund" or "Purchaser") has revised its April 12, 2002 offer to purchase limited partnership units in Winthrop Partners 79 Limited Partnership (the "Partnership") and is now offering to pay limited partners $410 per unit.

The Lexington Fund will pay $410 per unit to all limited partners who tender their units during the tender offer period, which runs until May 13, 2002. This includes limited partners who have already tendered their units pursuant to our April 12, 2002 mailing. Refer to the Lexington Fund's Schedule TO tender offer for all other terms and conditions of the offer.

Limited partners who wish to sell their units should complete the enclosed Agreement of Sale according to the directions on the agreement, sign where indicated and return it in the pre-addressed return envelope.

If you have any questions, please call D.F. King & Company, the information agent for this offer, toll-free at (800) 207-3158 or call them collect at (212) 493-6952.

Sincerely,


Equity Resource Lexington Fund LP